Exhibit 99.2
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
The information in this report contains forward-looking statements. The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our condensed consolidated financial statements and the related notes included elsewhere in this report. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. See “Cautionary Statement Regarding Forward-Looking Statements” in the registration statement on Form F-3 we filed with the SEC on September 12, 2025 for a discussion of the uncertainties, risks, and assumptions associated with these statements. Actual results and the timing of events could differ materially from those discussed in our forward-looking statements as a result of many factors.
Overview
mF International Limited (“the Company”, “it”, “its”, “we”, “our”, “us”) is a BVI holding company with three Hong Kong-based subsidiaries providing financial trading solutions by principally engaging in research and development and sales of financial trading solutions. m-FINANCE Limited, our principal operating subsidiary (“m-FINANCE,” and, together with m-FINANCE Trading Technologies Ltd., a Hong Kong company (“mFTT”), and Omegatraders Systems Limited, a Hong Kong company (“OTX”), collectively, the “Operating Subsidiaries”), is a financial service market participant with clients in Hong Kong, mainland China and Southeast Asia, and a bullion trading platform solution provider for the Chinese Gold and Silver Exchange (CGSE) Society member in Hong Kong. m-FINANCE has approximately 20 years of experience in providing real-time mission critical forex, bullion/commodities trading platform solutions, financial value-added services, mobile applications and financial information for brokers and institutional clients via internet or platform as software as a service. m-FINANCE has provided a wide range of top-notch services, including mF4 Trading Platform, Bridge and Plugins, CRM System, ECN System, Liquidity Solutions, Cross-platform “Broker+” Solution, Social Trading Applications and other value-added services. In addition, the Company plans to reorganize its current business and introduce investment management by establishing two additional subsidiaries on August 15, 2025: CAT Strategy Limited, a Hong Kong limited liability company, and Master Info Limited, a British Virgin Islands limited liability company.
Key factors that affect operating results
Our results of operations have been and will continue to be affected by a number of factors, including those set out below:
General market conditions of the capital market and financial trading industry in Hong Kong
Our Operating Subsidiaries’ business is closely related to the capital market and financial trading industry in Hong Kong. Through our Operating Subsidiaries, we provide financial trading solutions and the services provided by the Operating Subsidiaries are affected by the capital market in Hong Kong. Any material deterioration in the financial and economic conditions of the financial and capital market in Hong Kong could materially and adversely affect the business and prospects of our Operating Subsidiaries. The Hong Kong financial and capital market is susceptible to changes in global, as well as domestic economic, social and political conditions, including, but not limited to, interest rate fluctuations, volatility of foreign currency exchange rates, monetary policy changes and legal and regulatory changes. When there are unfavorable changes to global or local market conditions, the financial and securities market in Hong Kong may experience negative fluctuations in its performance. Which, in turn, may directly affect the demand for our Operating Subsidiaries’ services, pricing strategies, the level of business activities and, consequently, our revenue derived therefrom. This may materially and adversely affect our financial condition and results of operations.
Our Operating Subsidiaries’ abilities to design and develop new services
The financial service industry is characterized by rapidly evolving technology and standards, and our future success will depend on our ability to enhance our current financial trading solutions and to introduce new financial trading solutions that keep pace with these rapidly evolving technologies and standards. As such, our success is susceptible to our ability to integrate new technologies and standards into their financial trading solutions, create new solutions and adapt to changing business models and customers in a timely manner. As a result, we may need to invest significant resources in research and development to maintain our market position, keep pace with technological changes and compete effectively. As of December 31, 2024 and June 30, 2025, the ending balance of the capitalized product development costs, net of accumulated amortization, was HK$18.7 million and HK$17.6 million (US$2.2 million), respectively. The failure to improve our financial trading solutions and services, offer new financial trading solutions and adapt to changing business models in a timely and cost-effective manner could materially and adversely affect the business of our operations, financial condition and results of operations.
Competition
With the rise of electronic trading in recent years, the industry has attracted the presence of both Hong Kong-based and international companies. As such, our operations face potential competition with various financial trading solution providers in the same industry. Although we face competition from bigger, better capitalized and well-established companies, we believe that our operations have differentiated our services with a comprehensive range of financial trading solutions with high flexibility, established reputation with proven track record and strong and innovative development capabilities. Should we fail to compete with our competitors, maintain our competitive advantage or keep pace with technological changes, our overall results of operations could be adversely affected.
Our top five customers accounted for 29.7% and 39.7% of our total revenues for the six months ended June 30, 2024 and 2025, respectively. Our customers are mainly sourced by referrals through existing clients and our social and professional networks of brokers.
To expand our business, we started incurring significant spending on marketing activities in an effort to further grow our customer base. We continue to incur expenses in our promotional efforts through different online and offline media/channels to increase the number of customer accounts, which can potentially lead to increased revenues.
The Operating Subsidiaries rely on IT staff and other skilled workers to complete their projects and the retention and recruitment of these skilled professionals is challenging.
There is a limited pool of IT staff and other skilled workers with the requisite skills, know-how and experience required for our Operating Subsidiaries’ business. As the quality of IT and technical know-how are vital to the business of our subsidiaries, attracting and retaining talent are essential components of our business strategy. We may have to offer better salaries, incentive packages and training opportunities to attract and retain sufficiently skilled workers to maintain our operations and growth, which may increase our costs and reduce our profitability. For the six months ended June 30, 2024 and 2025, our employee compensation and benefits included in the cost of revenue were HK$3.7 million and HK$5.3 million (US$0.7 million), respectively and our employee compensation and benefits included in general & administrative expenses was HK$3.1 million and HK$6.5 million (US$0.8 million), respectively. We cannot be certain that we will be able to retain our existing IT staff and other skilled workers and recruit additional qualified professionals to support the future operations and growth of our operations. Any failure to do so may adversely affect the business and growth of our operations.
Quantitative and qualitative disclosures about market risk
We are subject to financial market risks, including changes in foreign currency exchange rate risk with respect to our investment at fair value, which consists of short-term foreign exchange investment made by the Company denominated in US dollars, or US$. The fluctuation in US$ may result in an increase or decrease in the value of our investment at fair value. We consider the foreign exchange risk in relation to transactions denominated in US$ with respect to HK$ is not significant as HK$ is pegged to US$.
The trades of foreign currencies we conduct are denominated in the US$ and are paired with currencies with strong liquidity traded in highly transparent markets, including such currencies as the EURO, USD, GBP, CHF, AUD and CAD, etc. Fluctuations in exchange rates, changes in monetary and/or fiscal policy or inflation in the countries in which we paired our trades of foreign currencies could have a material adverse effect on our results of operations. The clear position limits and floating profit/loss limits are set to manage the market risks of our foreign exchange positions. We did not initiate any trades of foreign currencies during the six months ended June 30, 2024 and 2025.

Recent Developments
On August 15, 2025, the Company established two subsidiaries: CAT Strategy Limited, a Hong Kong limited liability company share capital of HK$1 (US$0.01) ("CAT"), and Master Info Limited, a British Virgin Islands limited liability company with 50,000 ordinary shares authorized at a par value of US$1 per share ("MIL"). CAT was established as an investment holding entity to manage the Company’s investment activities. MIL was formed to provide administrative support for the Company as a whole. Both entities are wholly owned by mF International Limited.
Results of operations Comparison of six months ended June 30, 2024 and 2025
The following table sets forth key components of our results of operations for the six months ended June 30, 2024 and 2025:

	For the six months ended June 30,				% of
	2024	2025	2025	Variance	variance
	HK$	HK$	US$	HK$
Revenue	12,470,969	15,069,401	1,919,693	2,598,432	20.8%
Cost of revenue	7,184,748	9,712,918	1,237,330	2,528,170	35.2%
Gross profit	5,286,221	5,356,483	682,363	70,262	1.3%

Operating expenses
Selling and marketing expenses	918,731	3,206,886	408,526	2,288,155	249.1%
Research and development expenses	109,231	20,911	2,664	(88,320)	(80.9)%
General and administrative expenses	10,580,763	16,198,821	2,063,570	5,618,058	53.1%
Total operating expenses	11,608,725	19,426,618	2,474,760	7,817,893	67.3%
Loss from operations	(6,322,504)	(14,070,135)	(1,792,397)	(7,747,631)	122.5%

Other (expenses) income
Other (expenses) income , net	(18,096)	5,520	703	23,616	(130.5)%
Interest (expense) income, net	(99,354)	157,295	20,038	256,649	(258.3)%
Total other (expenses) income, net	(117,450)	162,815	20,741	280,265	(238.6)%

Loss before income taxes	(6,439,954)	(13,907,320)	(1,771,656)	(7,467,366)	116.0%
Income tax benefit	(893,363)	(211,956)	(27,001)	681,407	(76.3)%
Net loss	(5,546,591)	(13,695,364)	(1,744,655)	(8,148,773)	146.9%

Other comprehensive loss
Foreign currency translation adjustment	3,480	12,789	(46,780)	9,309	267.5%
Comprehensive loss	(5,543,111)	(13,682,575)	(1,791,435)	(8,139,464)	146.8%

Revenue
The following table sets forth the breakdown of our revenue by major revenue type for the six months ended June 30, 2024 and 2025, respectively:

	For the Six Months Ended June 30,				% of
	2024	2025	2025	Variance	variance
	HK$	HK$	US$	HK$
Initial set up, installation and customization services	1,106,009	2,032,523	258,923	926,514	83.8%
Subscription	5,407,403	6,772,897	862,800	1,365,494	25.3%
Hosting, support and maintenance services	2,331,269	2,845,614	362,504	514,345	22.1%
Liquidity service	983,104	667,873	85,080	(315,231)	(32.1)%
White label service	1,494,188	1,560,822	198,833	66,634	4.5%
Quotes/news/package subscription services	1,148,996	1,189,672	151,553	40,676	3.5%
Total revenue	12,470,969	15,069,401	1,919,693	2,598,432	20.8%
Our revenue increased by HK$2.6 million, or 20.8%, from HK$12.5 million for the six months ended June 30, 2024 to HK$15.1 million (US$1.9 million) for the six months ended June 30, 2025, primarily because of a rise in our revenue from initial set up, installation and customization services, subscription, hosting, support and maintenance services, white label service and quotes/news/package subscription services, largely offset by an decrease in our liquidity service.
Revenue from our initial set up, installation and customization services increased by HK$0.9 million, or 83.8%, from HK$1.1 million for the six months ended June 30, 2024 to HK$2.0 million for the same period in 2025. The increase was mainly due to a rise in demand for installation services. During the six months ended June 30, 2025, 11 customers engaged us for this line of service compared to 5 customers in the same period in 2024. One of such customers was involved in a complex customization, which generated HK$0.75 million.

Subscription revenue grew by HK$1.4 million, or 25.3%, from HK$5.4 million in the six months ended June 30, 2024 to HK$6.8 million in the same period in 2025. Subscription service represents the right to access granted to our trading platform to our customers over the contract term after the initial setup or customization is completed. The increase in subscription revenue represented an increase in the access right to our trading platforms granted to those customers to whom we had delivered the initial setup or customization of the trading platforms in the prior year.
Our hosting, support and maintenance services revenue increased by HK$0.5 million, or 22.1%, from HK$2.3 million in the six months ended June 30, 2024 to HK$2.8 million (US$0.4 million) in the same period in 2024. The growth in this revenue stream aligned with the increment in subscription revenue. We provided hosting, support and maintenance services to our customers to whom we had delivered the implementation of the new or customized trading platforms.
Liquidity service revenue dropped by HK$0.3 million, or 32.1%, from HK$1 million for the six months ended June 30, 2024 to HK$0.7 million in the same period in 2025. The liquidity service fee is charged based on the transaction volume of orders sent directly to the liquidity providers. We experienced a lower transaction volume, 286,941, in the six months ended June 30, 2025, compared to 641,450 in the same period in 2024.
White label service revenue slightly increased by HK$0.1 million from HK$1.5 million for the six months ended June 30, 2024 to HK$1.6 million in the same period in 2025. The white label service is an optional service to our customers, which allows them to request additional labels or brands to be installed n the trading platform. This provides customers the highest flexibility to operate their trading platform business based on their individual business development strategy or marketing needs at a lower operating cost.

Our quotes/news/package subscription services are value-added and optional services to our customers. Through the subscription of this service line, we offer financial strategy analysis, financial calendar, real-time quotes and financial information and news to our customers. Compared to HK$1.1 million in the six months ended June 30, 2024, the quotes/

news/package subscription services revenues for the same period in 2025 was HK$1.2 million (US$0.2 million) with a slight increase of HK$0.1 million or 3.5%.

Cost of revenue

The following table sets forth the breakdown of our cost of revenue for the six months ended June 30, 2024 and 2025:

	For the six months ended June 30,				% of
	2024	2025	2025	Variance	variance
	HK$	HK$	US$	HK$
Internet services costs	717,636	747,763	95,258	30,127	4.2%
Employee compensation and benefits	3,682,124	5,343,571	680,718	1,661,447	45.1%
Subscription costs	51,277	63,472	8,086	12,195	23.8%
Outsourcing fees	93,884	341,881	43,552	247,997	264.2%
Amortization of intangible assets	2,464,762	3,055,900	389,292	591,138	24.0%
Commission expense	170,464	158,263	20,161	(12,201)	(7.2)%
Others	4,601	2,068	263	(2,533)	(55.1)%
Total cost of revenue	7,184,748	9,712,918	1,237,330	2,528,170	35.2%
Our cost of revenue increased by HK$2.5 million, or 35.2%, from HK$7.2 million for the six months ended June 30, 2024 to HK$9.7 million for the six months ended June 30, 2025, which was predominantly driven by a spike in employee compensation and benefits by HK$1.7 million and amortization of intangible assets by HK$0.6 million.
Internet service costs
Internet service costs represent costs in relation to server hosting service provided by data center service providers as well as costs of acquiring an internet data line from various service providers for internet access. The internet service costs for the six months ended June 30, 2025 slightly increased by HK$0.03 million, or 4.2%, compared to the same period in 2024.
Employee compensation and benefits
Employee compensation and benefits consist primarily of payroll and other personnel-related expenses of our staff who support our trading solution services. Employee compensation and benefits for the six months ended June 30, 2025 increased by HK$1.7 million, or 45.1%, compared to the same period in 2024. During the six months ended June 30, 2025, the Company offered bonuses and salary increases to its platform support staff.

Subscription costs
Our subscription costs represent the amount we paid our financial news and market information service providers. We convert the raw data into usable data that can be utilized in our trading platform. For the six months ended June 30, 2025, our subscription costs increased by HK$0.01 million or 23.8% compared to the same period in 2024. Such increase corresponded to the increase in our quotes/news/package subscription services revenues for the six months ended June 30, 2025, as aforementioned.
Outsourcing fees
We may outsource some implementation or customization tasks to our related parties and/or independent third parties. The outsourcing costs mainly represent the charges and fees paid to those subcontractors who handle a portion of our implementation and customization projects. Compared to the six months ended June 30, 2024, the outsourcing fees increased by HK$0.2 million, or 264.2%, in the same period in 2025. The increment in outsourcing fees aligned with growth in our revenue from initial set up, installation and customization services.

Amortization of intangible assets
Our amortization of intangible assets mainly represents an amortization of our capitalized internal product development cost of financial trading solutions. We incurred a higher capitalization of internal product development cost of our trading solutions in the prior fiscal year. As a result, the amortization of capitalized intangible assets in the six months ended June 30, 2025 was higher than the same period in 2024.
Commission expense
Commission expense represents the fee we paid to business partners and our salespersons who brought new businesses. The commission was generally determined based on a certain percentage of revenue generated from customers referred by business partners and our salespersons. For the six months ended June 30, 2025, the number of new customers found by our business partner and salespersons was fewer than the same period in 2024.

Gross profit
Our total gross profit slightly increased by HK$0.07 million, or 1.33%, from HK$5.3 million for the six months ended June 30, 2024 to HK$5.3 million for the six months ended June 30, 2025. The slight increase in our gross profit for the six months ended June 30, 2025 was primarily driven by the growth in our revenue, offset by a hike in employee compensation and benefits in the current period.

Operating expenses
Our operating expenses consisted of the following:

	For the six months ended June 30,				% of
	2024	2025	2025	Variance	variance
	HK$	HK$	US$	HK$
Selling and marketing expenses	918,731	3,206,886	408,526	2,288,155	249.1%
Research and development expenses	109,231	20,911	2,664	(88,320)	(80.9)%
General and administrative expenses	10,580,763	16,198,821	2,063,570	5,618,058	53.1%
Total operating expenses	11,608,725	19,426,618	2,474,760	7,817,893	67.3%

Our selling and marketing expenses mainly represent advertising, promotional and marketing expenses. Our selling and marketing expenses increased by HK$2.3 million, or 249.1%, from HK$0.9 million for the six months ended June 30, 2024 to HK$3.2 million for the six months ended June 30, 2025, due to the amortization of prepaid marketing fees paid to two consultants engaged in May 2024. These consultants were engaged to assist us in exploring new customers in Greater China and South East Asia and planning our business strategy, marketing and promotional activities.

Our research and development expense pertains to the project research stage and primarily consists of payroll and other personnel-related expenses of our software development team. Our research and development expenses decreased by HK$0.08 million, or 80.9%, from HK$0.1 million for the six months ended June 30, 2024 to HK$0.02 million (US$0.003 million) for the six months ended June 30, 2025 because more staff costs were incurred at the project development stage rather than the preliminary project research stage during the six months ended June 30, 2025.

Our general and administrative expenses include the depreciation expenses of property and equipment, employee compensation, insurance, legal and professional fees, office expenses, rent and utilities, travel, allowance for credit losses, and others. Our general and administrative expenses rose by HK$5.7 million, or 53.1%, from HK$10.6 million for the six months ended June 30, 2024 to HK$16.2 million (US$2.1 million) for the six months ended June 30, 2025, largely driven by an increase in compensation of directors, executives and employees as well as higher legal and professional fees recorded in general and administrative expenses. Our legal, printing, consultancy and listing fees were capitalized before our initial public offering on April 24, 2024. Those fees were recorded in general and administrative expenses during the six months ended June 30, 2025.
Other (expenses) income
Our other (expenses) income consisted of the following:

	For the six months ended June 30,				% of
	2024	2025	2025	Variance	variance
	HK$	HK$	US$	HK$
Other (expenses) income, net	(18,096)	5,520	703	23,616	(130.5)%
Interest (expense) income, net	(99,354)	157,295	20,038	256,649	(258.3)%
Other (expenses) income, net	(117,450)	162,815	20,741	280,265	(238.6)%

Other (expenses) income, net includes service income, foreign exchange transaction gain or loss, bank charges, penalty and other expenses or income. During the six months ended June 30, 2024 and 2025, we incurred a net amount of other expenses of HK$0.01 million and a net amount of other income of HK$0.006 million. During the six months ended June 30, 2024, we incurred a higher bank charge fee due to a higher transaction volume of international remittance for our legal and professional services related to our initial public offering and listing in the U.S. equity market.
Interest expense (income), net includes interest expenses on bank borrowings, offset by interest income we earned for the savings or time deposits in our bank accounts. Our interest expense, net was HK$0.09 million during the six months ended June 30, 2024, which consisted of interest expense of HK$0.18 million offset by interest income from our savings and time deposits of HK$0.08 million. On the other hand, we incurred net interest income of HK$0.16 million, which consisted of loan interest of HK$0.09 million and interest income of HK$0.25 million, during the six months ended June 30, 2025. Compared to the same period in 2024, our interest payments decreased, as the loan principal balances were reduced in the six months ended June 30, 2025.

Income tax benefit
We generated an income tax benefit of HK$0.2 million (US$0.03 million) during the six months ended June 30, 2025 contrary to income tax expense of HK$0.8 million in the same period in 2024. Our income tax benefit for the six months ended June 30, 2025 was lower by HK$0.6 million compared to the same period in 2024, as the net basis of the capitalized intangible assets decreased.
Net loss
As a result of our operations aforementioned, we reported a net loss of HK$5.5 million and HK$13.7 million (US$1.7 million) for the six months ended June 30, 2024 and 2025, respectively.
Other comprehensive loss
As a result of our operations aforementioned, we reported a net loss of HK$5.5 million and HK$13.7 million (US$1.7 million) for the six months ended June 30, 2024 and 2025, respectively.

Liquidity and capital resources
We financed our daily operations and business development through cash generated from the operations of the Operating Subsidiaries and bank borrowings. As of December 31, 2024 and June 30, 2025, its cash and restricted cash balance was HK$22.0 million and HK$15.2 million (US$1.9 million), respectively.

We believe that our current cash and loans from banks will be sufficient to meet our working capital needs in the next 12 months from the date of this filing. If we experience an adverse operating environment or incur unanticipated capital expenditure requirements, or if we determine to accelerate our growth, then additional financing may be required. No assurance can be given, however, that additional financing, if required, would be available at all or on favorable terms. Such financing may include the use of additional debt or the sale of additional equity securities. Any financing that involves the sale of equity securities or instruments that are convertible into equity securities could result in immediate and possibly significant dilution to our existing shareholders.
The following table sets forth a summary of our cash flows for the periods indicated:

	For the six months ended June 30,
	2024	2025	2025
	HK$	HK$	US$
Net cash used in operating activities	(17,704,981)	(2,631,704)	(335,252)
Net cash used in investing activities	(3,721,789)	(1,869,318)	(238,133)
Net cash provided by (used in) financing activities	47,459,180	(2,294,502)	(292,297)
Effect of exchange rate changes on cash and restricted cash	3,480	12,789	1,629
Net change in cash and restricted cash	26,035,890	(6,782,735)	(864,053)
Cash and restricted cash at the beginning of period	6,810,418	21,999,787	2,802,556
Cash and restricted cash at the end of period	32,846,308	15,217,052	1,938,503
Operating activities
Net cash used in operating activities, HK$17.7 million, for the six months ended June 30, 2024 was driven by the current period’s net loss of HK$5.5 million as adjusted for non-cash items and the change in operating activities. Adjustments for non-cash items principally comprised the following items: depreciation of property and equipment, HK$0.02 million, amortization of intangible assets, HK$2.4 million, amortization of right-of-use assets, HK$0.8 million, allowance for credit loss, HK$0.07 million, and deferred tax benefits, HK$0.9 million. Cash outflow from the change in operating activities included prepayments to our vendors, HK$18.1 million, deposit payment to the lessor, HK0.4 million, payments to service vendors, HK$1.4 million, income tax payments, HK$0.1 million, and office rent payments, HK$0.8 million. Our overall cash outflow was partially offset by customer collections, HK$1.3 million, and advance cash receipts from our customers, HK$4.9 million.
Net cash used in operating activities, HK$2.6 million (US$0.3 million), for the six months ended June 30, 2025 was driven by the current period’s net loss of HK$13.7 million (US$1.7 million) as adjusted for non-cash items and the change in operating activities. Adjustments for non-cash items principally comprised the following items: depreciation of property and equipment, HK$0.1 million (US$0.01 million), amortization of intangible assets, HK$3.1 million (US$0.4 million), amortization of right-of-use assets, HK$0.7 million (US$0.09 million), a reduction in allowance for credit loss, HK$0.002 million (US$0.0002 million), and an increase in deferred tax benefits, HK$0.2 million (US$0.03 million). Cash outflow from the change in operating activities included payments to service vendors, HK$1.3 million (US$0.2 million), deposit payment, HK$0.2 million (US$0.02 million), and operating lease payment for our office facility, HK$0.7 million (US$0.09 million). Our overall cash outflow was partially offset by customer collections, HK$0.8 million (US$0.1 million), a decrease in prepayments to our vendors, HK$5.2 million (US$0.6 million), and advance cash receipts from our customers, HK$3.6 million (US$0.5 million).

Investing activities
Net cash used in investing activities, HK$3.7 million, for the six months ended June 30, 2024, pertained to the purchase of computer equipment, HK$0.009 million, and costs incurred for software development, HK$3.7 million.
Net cash used in investing activities, HK$1.9 million (US$0.2 million), for the six months ended June 30, 2025, pertained to the purchase of computer equipment, HK$0.03 million (US$0.004 million), and costs incurred for software development, HK$1.8 million (US$0.2 million).

Financing activities
Net cash provided by financing activities, HK$47.5 million, for the six months ended June 30, 2024, was mainly driven by the proceeds from our initial public offering net of offering costs, HK$49.4 million (US$6.3 million), partially offset by repayment of bank borrowings of HK$1.9 million (US$0.3 million).
Net cash used by financing activities, HK$2.3 million (US$0.3 million), for the six months ended June 30, 2025, included the repayment of bank borrowings of HK$2.0 million (US$0.3 million) and the repayment to a related party of HK$0.3 million (US$0.04 million).
Off-balance sheet arrangements
We did not have, during the periods presented, nor do we currently have any off-balance sheet financing arrangements or any relationships with unconsolidated entities or financial partnerships, including entities sometimes referred to as structured finance or special purpose entities, that were established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.
Critical accounting estimates
Our discussion and analysis of our financial condition and results of operations relates to our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, costs and expenses, and related disclosures. On an on-going basis, we evaluate our estimates based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.
We consider an accounting estimate to be critical if: (1) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (2) changes in the estimate that are reasonably likely to occur from period to period, or use of different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations. There are other items within our financial statements that require estimation but are not deemed critical, as defined above. Changes in estimates used in these and other items could have a material impact on our financial statements.
Our critical accounting policies and practices include the following: (i) revenue recognition and (ii) intangible assets. For a detailed discussion of our significant accounting policies and related judgments, please see “Note 2 – Summary of Significant Accounting Policies” of the Notes to Unaudited Condensed Consolidated Financial Statements. You should read the following description of critical accounting estimates in conjunction with our unaudited condensed consolidated financial statements and other disclosures included in this filing.
Allowance for credit losses
The Company carries accounts receivable at the face amounts less an allowance for estimated credit losses. The Company establishes an allowance for credit losses using the current expected credit loss model (“CECL model”) under ASC 326. Management reviews the adequacy of its allowance for credit losses using relevant available information from internal and external sources relating to past events, current conditions and reasonable and supportable forecasts.

Prepaid expenses represent advance payments made to the service providers for the IT solution services and the vendors for certain prepaid services such as marketing and insurance. Deposits include the retainer fee to the Company's investors relationship company such payment are classified as non-current. Utility and rental security deposits made to an electrical company and a lessor for the Company’s office leased since January 2022. The office lease that was renewed in January 2024 will expire in January 2026. The security deposits will be refunded to the Company upon the termination of the electrical services, the termination or expiration of the lease agreement as well as the delivery of the vacant leased properties to the lessor by the Company. Prepaid expenses and deposits are unsecured and are reviewed periodically to determine whether their carrying value has become impaired. The Company establishes an allowance for credit losses using the current expected credit loss model (“CECL model”) under ASC 326.

Recently accounting pronouncements
See the discussion of the recent accounting pronouncements contained in “Note 2 – Summary of Significant Accounting Policies” of the Notes to Unaudited Condensed Consolidated Financial Statements.